April 11, 2018

VIA EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pure Acquisition Corp.
Registration Statement on Form S-1
File No. 333-223845

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several underwriters, hereby join in the request of Pure Acquisition Corp. that the effective time and date of the Company’s Registration Statement on Form S-1 (File No. 333-223845) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on Thursday, April 12, 2018 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 664 copies of the preliminary prospectus dated March 22, 2018, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

OPPENHEIMER & CO. INC.

By:	/s/ Doug Cameron
Name:	Doug Cameron
Title:	Managing Director

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name:	Steven Levine
Title:	CEO, Head of Investment Banking